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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   KIMBERLIN                         KEVIN                 B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   535 MADISON AVENUE, 18TH FLOOR
--------------------------------------------------------------------------------
                                    (Street)

   NEW YORK                            NY                10022
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


   THE IMMUNE RESPONSE CORPORATION
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     NOVEMBER 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                   2A.              Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
1.             2.                  Deemed           Code         ------------------------------- Owned at End   (D) or    Indirect
Title of       Transaction         Execution        (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Security       Date                Date, if any     ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)     (mm/dd/yy)          (mm/dd/yy)        Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
par value                                                                                                                 See
$.0025 per share                                                                                 8,750          I         Note (1)
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Common Stock
par value                                                                                                                 See
$.0025 per share                                                                                 4,000          I         Note (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
par value                                                                                                                 See
$.0025 per share                                                                                56,979          I         Note (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                            See
par value                                                                               Note                                 See
$.0025 per share                                                                        (4)    448,717          I         Note (4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                                                                          (Over)
(1)  Held by the reporting person's spouse.
(2)  Held in a retirement account for the benefit of the reporting person.
(3) Held by Kimberlin Family Partners L.P. a Colorado limited partnership, of which the reporting person is the genral partner.
(4) The reported securities were included in Units, each of which included one share of the Issuer's common stock and one warrant to purchase one share of the Issuer's common stock (which warrants have subsequently expired), purchased in 1997 for $7.80 per Unit by Kevin Kimberlin Partners, L.P., a Delaware limited partnerhsip, of which the general partner is KKP Management LLC, a Nevada limited liability company, of which the reporting person is the managing member.
--------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
               2.                                                                                          deriv-    of
               Conver-                            5.                             7.                        ative     Deriv-   11.
               sion                               Number of                      Title and Amount          Secur-    ative    Nature
               or                3A               Derivative    6.               of Underlying     8.      ities     Secur-   of
               Exer-             Deem-   4.       Securities    Date             Securities        Price   Bene-     ity:     In-
               cise     3.       ed Exe- Trans-   Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      ficially  Direct   direct
               Price    Trans-   cution  action   or Disposed   Expiration Date  ----------------  Deriv-  Owned     (D) or   Bene-
1.             of       action   Date,   Code     of(D)         (Month/Day/Year)         Amount    ative   at End    In-      ficial
Title of       Deriv-   Date     if any  Instr.   (Instr. 3,    ----------------         or        Secur-  of        direct   Owner-
Derivative     ative    (Month/  (Month/ 8)       4 and 5)      Date     Expira-         Number    ity     Month     (I)      ship
Security       Secur-   Day/     Day/    ------   ------------  Exer-    tion            of        (Instr. (Instr.   (Instr.  (Instr
(Instr. 3)     ity      Year)    Year)   Code V   (A)   (D)     cisable  Date    Title   Shares    5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Option to buy   $73.00  12/15/92          A                     Immed.   12/15/02 Common       6,250                   D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy   $32.00   9/19/94          A                     Immed.    9/19/04 Common       1,563                   D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy   $21.76   6/14/95          A                     Immed.    6/14/05 Common       1,563                   D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy   $49.00   5/30/96          A                     Immed.    5/30/06 Common       1,563                   D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy   $35.00   5/22/97          A                     Immed.    5/22/07 Common       1,563                    D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy   $54.76   6/11/98          A                     Immed.    6/11/08 Common       1,563                    D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy   $29.25   5/25/99          A                     Immed.    5/25/09 Common       1,563                    D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy  $23.125   8/17/99          A                     Immed.    8/17/09 Common       1,180                    D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy  $23.752   5/25/00          A                     Immed.    5/25/10 Common       1,563                    D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy  $15.752  11/27/00          A                     Immed.   11/27/10 Common       7,341                    D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                        Page 2 of 4

                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
               2.                                                                                          deriv-    of
               Conver-                            5.                             7.                        ative     Deriv-   11.
               sion                               Number of                      Title and Amount          Secur-    ative    Nature
               or                3A               Derivative    6.               of Underlying     8.      ities     Secur-   of
               Exer-             Deem-   4.       Securities    Date             Securities        Price   Bene-     ity:     In-
               cise     3.       ed Exe- Trans-   Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      ficially  Direct   direct
               Price    Trans-   cution  action   or Disposed   Expiration Date  ----------------  Deriv-  Owned     (D) or   Bene-
1.             of       action   Date,   Code     of(D)         (Month/Day/Year)         Amount    ative   at End    In-      ficial
Title of       Deriv-   Date     if any  Instr.   (Instr. 3,    ----------------         or        Secur-  of        direct   Owner-
Derivative     ative    (Month/  (Month/ 8)       4 and 5)      Date     Expira-         Number    ity     Month     (I)      ship
Security       Secur-   Day/     Day/    ------   ------------  Exer-    tion            of        (Instr. (Instr.   (Instr.  (Instr
(Instr. 3)     ity      Year)    Year)   Code V   (A)   (D)     cisable  Date    Title   Shares    5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Option to buy  $15.752  11/14/00          A                     See Note 11/14/10 Common      17,659                    D
Common Stock                                                    (5)               Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy   $13.80   6/21/01          A                     6/22/02   6/21/11 Common       1,563                    D
Common Stock                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to buy     $2.36  6/17/02          A                     6/17/03   6/17/12 Common       1,563             39,050 D
Common Stock                                                    (5)               Stock
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible $4.6144   11/9/01          P        433,426      Immed.            Common     433,426                    I       See
Debenture due                                                                     Stock                                         Note
2004                                                                                                                            (6)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to buy  $5.768   11/9/01          P        433,426      Immed.    11/9/11 Common     433,426            866,851 I       See
Common Stock                                                                      Stock                                         Note
                                                                                                                                (6)
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible  $4.144  02/14/02          P        429,000      Immed.            Common     429,000                    I       See
Debenture due                                                                     Stock                                         Note
2005                                                                                                                            (7)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to buy  $4.662  02/14/02          P        429,000      Immed.   02/14/12 Common     429,000            858,000 I       See
Common Stock                                                                      Stock                                         Note
                                                                                                                                (7)
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible  $1.728  05/03/02          P      2,319,109      Immed.            Common   2,319,109                    I       See
Debenture due                                                                     Stock                                         Note
2005                                                                                                                            (8)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to buy    $2.16 05/03/02          P      2,319,109      Immed.            Common   2,319,109          4,638,218 I       See
Common Stock                                                                      Stock                                         Note
                                                                                                                                (8)
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible $1.9104  06/24/02          P        523,451      Immed.            Common     523,451                    I       See
Debenture due                                                                     Stock                                         Note
2005                                                                                                                            (9)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to buy  $2.388  06/24/02          P        523,451      Immed.   06/24/12 Common     523,451          1,046,901 I       See
Common Stock                                                                      Stock                                         Note
                                                                                                                                (9)
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible $1.5968  07/11/02          P        354,858      Immed.   07/11/05 Common     354,858                    I       See
Debenture due                                                                     Stock                                         Note
2005                                                                                                                            (10)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to buy  $1.996  07/11/02          P        354,858      Immed.   07/11/12 Common     354,858            709,716 I       See
Common Stock                                                                      Stock                                         Note
                                                                                                                                (10)
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible $1.1852  07/30/02          P        430,068      Immed.   07/30/05 Common     430,068 $637,189           I       See
Debenture due                                                                     Stock                                         Note
2005                                                                                                                            (11)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to buy $1.4816  07/30/02          P        430,068      Immed.   07/30/12 Common     430,068            860,136 I       See
Common Stock                                                                      Stock                                         Note
                                                                                                                                (11)
------------------------------------------------------------------------------------------------------------------------------------

                                                                        Page 3 of 4


                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
               2.                                                                                          deriv-    of
               Conver-                            5.                             7.                        ative     Deriv-   11.
               sion                               Number of                      Title and Amount          Secur-    ative    Nature
               or                3A               Derivative    6.               of Underlying     8.      ities     Secur-   of
               Exer-             Deem-   4.       Securities    Date             Securities        Price   Bene-     ity:     In-
               cise     3.       ed Exe- Trans-   Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      ficially  Direct   direct
               Price    Trans-   cution  action   or Disposed   Expiration Date  ----------------  Deriv-  Owned     (D) or   Bene-
1.             of       action   Date,   Code     of(D)         (Month/Day/Year)         Amount    ative   at End    In-      ficial
Title of       Deriv-   Date     if any  Instr.   (Instr. 3,    ----------------         or        Secur-  of        direct   Owner-
Derivative     ative    (Month/  (Month/ 8)       4 and 5)      Date     Expira-         Number    ity     Month     (I)      ship
Security       Secur-   Day/     Day/    ------   ------------  Exer-    tion            of        (Instr. (Instr.   (Instr.  (Instr
(Instr. 3)     ity      Year)    Year)   Code V   (A)   (D)     cisable  Date    Title   Shares    5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

8% Convertible $1.1424  11/12/02          P      4,243,354      Immed.   11/12/05 Common          $4,847,607            I       See
Debenture due                                                                     Stock                                         Note
2005                                                                                                                            (12)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to buy  $1.428  11/12/02          P      4,243,354      Immed.   11/12/12 Common                      8,486,708 I       See
Common Stock                                                                      Stock                                         Note
                                                                                                                                (12)
------------------------------------------------------------------------------------------------------------------------------------
(5)  An equal portion of the options to purchase 17,659 shares of the Issuer's common stock, which were granted to the reporting person on November 14, 2000, vest each day that the reporting person remains a member of the Issuer's board of directors, with the entire grant to become fully vested on January 1, 2003.
(6)  On November 9, 2001, Kevin Kimberlin Partners, L.P., a Delaware limited partnership, of which the general partner is KKP
     Management LLC, a Nevada limited liability company, of which the reporting person is the managing member, purchased (a) a promissory note initially convertible into 433,425 shares of the Issuer's common stock and (b) a warrant to purchase 433,425 shares of the Issuer's common stock.
(7)  On February 14, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 429,000 shares of the Issuer's common stock and (b) a warrant to purchase 429,000 shares of the
     Issuer's common stock.
(8)  On May 3, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 2,319,109 shares of the Issuer's common stock and (b) a warrant to purchase 2,319,109 shares of the
     Issuer's common stock.
(9)  On June 24, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 523,450 shares of the Issuer's common stock and (b) a warrant to purchase 523,450 shares of the
     Issuer's common stock. The promissory note is alternatively convertible (at the option of the reporting person and subject to the receipt of all necessary corporate and regulatory approvals) into 10 units (rather than the Issuer's common stock) to be sold by the Issuer as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.
(10) On July 11, 2002, The Kimberlin Family 1998 Irrevocable Trust, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 354,858 shares of the Issuer's common stock and (b) a warrant to purchase 354,858 shares of the Issuer's common stock. The promissory note is alternatively convertible (at the option of the reporting person and subject to the receipt of all necessary corporate and regulatory approvals) into units (at a price of $100,000 per unit) to be sold by the Issuer as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.
(11) On July 30, 2002, The Kimberlin Family 1998 Irrevocable Trust, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 537,621 shares of the Issuer's common stock and (b) a warrant to purchase 537,621 shares of the Issuer's common stock. $433,362 of the promissory note is alternatively convertible (at the option of the reporting person and subject to the receipt of all necessary corporate and regulatory approvals) into units (at a price of
     $100,000 per unit) to be sold by the Issuer as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.
(12) On November 12, 2002, Cheshire Associates LLC, of which the reporting person is a related party, purchased (a) a promissory note initially convertible into 4,243,354 shares of the Issuer's common stock and (b) a warrant to purchase 4,243,354 shares of the Issuer's common stock.

     THE NUMBER OF SHARE AND PRICE PER SHARE AMOUNTS SET FORTH IN THIS FORM HAVE BEEN CALCULATED TO TAKE INTO ACCOUNT THE EFFECTS OF
     THE 1 FOR 4 REVERSE STOCK SPLIT EFFECTED ON OR ABOUT OCTOBER 9, 2002 BY THE ISSUER.
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


        /s/ Kevin B. Kimberlin                              November 14, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

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